Exhibit 6.4

SECOND AMENDMENT

TO

Stock Restriction Agreement

This second AMENDMENT TO Stock Restriction Agreement (this “Amendment”), is made effective this 18th day of September, 2024, by agreement of those Stockholders of Old Glory Holding Company, a Delaware corporation (the “Company”) holding more than 85% of the outstanding Common Stock.

BACKGROUND:

A. The Company and each of its Stockholders are parties to that certain Stock Restriction Agreement, dated November 9, 2021, as amended by that certain First Amendment, dated June 15, 2022 (the “Existing Agreement”). All terms used in this Amendment with an initial capital letter that are not otherwise defined herein shall have the meanings ascribed to such terms in the Existing Agreement.

B. Section 5.3 of the Existing Agreement requires that all amendments thereto be set forth upon written agreement of the Board and those Stockholders holding more than eight-five percent (85%) of the outstanding Common Stock.

AGREEMENT:

NOW, THEREFORE, in consideration of Ten Dollars ($10.00), the premises and the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto amend the Existing Agreement as follows:

1. Additional Stockholders. Section 5.5 of the Existing Agreement is hereby deleted in its entirety, and in its place the following is inserted:

“5.5	Additional Stockholders. The Company covenants and agrees that during the Restricted Period, no Person shall hold Stock (other than Reg A Stock, as defined below) in the Company unless, as a condition precedent to the acquisition of such Stock, such Person first becomes a party to this Agreement by executing an Agreement to be Bound. Upon such execution and delivery, such Person shall be deemed to be a Stockholder for all purposes of this Agreement. For purposes hereof, “Reg A Stock” shall mean any Stock issued by the Company pursuant to an exemption under Regulation A, promulgated under the Securities Act of 1933 as amended (a “Reg A Offering”). Further, any existing shares of Stock subject to this Agreement for which the Company includes in a Reg A Offering (a/k/a secondary offerings) shall automatically upon qualification of such Reg A Offering by the Securities and Exchange Commission, be deemed “Reg A Stock,” and the holder thereof (plus successors and assigns) shall cease being subject to any of the restrictions, provisions, covenants, or other obligations of this Agreement with regard to such shares of Reg A Stock.”

2. Continuation of Existing Agreement. Except as herein amended, the Existing Agreement, as amended, shall remain in full force and effect as written.

IN WITNESS WHEREOF, the undersigned officer affirms and consents that the Company has obtained the written agreement of the Board of Directors and those Stockholders holding more than eight-five percent (85%) of the outstanding Common Stock, effective as of the date first above written.

Company:

Old Glory Holding Company

By:	/s/ Eric Ohlhausen
Eric Ohlhausen
Secretary

FIRST AMENDMENT

TO

Stock Restriction Agreement

This FIRST AMENDMENT TO Stock Restriction Agreement (this “Amendment”), is made this 15th day of June, 2022, by the Stockholders of Old Glory Holding Company, a Delaware corporation (the “Company”).

BACKGROUND:

A. The Company and each of its Stockholders are parties to that certain Stock Restriction Agreement, dated November 9, 2021 (the “Original Agreement”). All terms used in this Amendment with an initial capital letter that are not otherwise defined herein shall have the meanings ascribed to such terms in the Original Agreement.

B. Section 5.3 of the Original Agreement requires that all amendments thereto be set forth in an instrument approved by the Board and by those Stockholders holding more than eight-five percent (85%) of the outstanding Common Stock. This Amendment shall be effective on the date hereof, upon the Board and such number of Stockholders executing this Amendment.

AGREEMENT:

NOW, THEREFORE, in consideration of Ten Dollars ($10.00), the premises and the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto amend the Original Agreement as follows:

3.	Board of Directors. Each of Section 3.1 and Section 3.2 of the Original Agreement is hereby deleted in its entirety, and in its place the following is inserted: “Intentionally Deleted.”

4.	Termination. Section 5.6(b) of the Original Agreement is hereby deleted in its entirety, and in its place the following is inserted:

“(b)	Termination of Rights and Obligations. All rights and obligations pursuant to this Agreement shall terminate upon the earlier of (i) the closing of a Public Offering, (ii) consummation of a Change of Control, (iii) the written consent of the Board and those Stockholders holding more than eighty-five percent (85%) of the Common Stock (voting on an as-converted basis), or (iv) November 8, 2046.”

5.	Continuation of Original Agreement. Except as herein amended, the Original Agreement, as amended, shall remain in full force and effect as written.

6.	Counterparts. This Amendment may be executed in one or more counterparts and delivered by facsimile transmission or otherwise, each of which shall be deemed an original, and all of which together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this FIRST AMENDMENT TO STOCK RESTRICTION AGREEMENT, effective as of the date first above written.

Company:

Old Glory Holding Company

By:	/s/ Eric Ohlhausen
Eric Ohlhausen
Secretary

STOCK RESTRICTION AGREEMENT

This STOCK RESTRICTION AGREEMENT (this “Agreement”), dated effective November 9, 2021, is entered into by and among Old Glory Holding Company, a Delaware corporation (the “Company”), each of the undersigned, and each other stockholder of the Company that becomes a party hereto (collectively, as the “Stockholders”).

Defined terms not defined in the context in which used shall have the meaning ascribed thereto as set forth in Section 5.13 hereof.

W I T N E S S E T H:

WHEREAS, the Company has on the date hereof authorized capital stock comprising of One Hundred Million (100,000,000) shares of common stock, par value $0.0001 per share (the “Common Stock”);

WHEREAS, the Common Stock has been issued in two classes: (A) one has been denominated the “Class A Common Stock,” and (B) the other class has been denominated the “Class B Common Stock;”

WHEREAS, the Class A Common Stock comprises 25,000,000 shares, and the Class B Common Stock comprises 75,000,000 shares;

WHEREAS, each of the Stockholders owns shares of Class A Common Stock and/or Class B Common Stock (collectively, the “Stock”); and

WHEREAS, the Company and the Stockholders believe it to be in the best interests of the Stockholders and the Company to provide for certain rights and restrictions with respect to the Stock and by addressing certain matters related to the governance of the Company.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and obligations set forth in this Agreement, the parties hereto agree as follows:

7.	Transfers of Stock.

7.1. Restrictions on Transfers. From the date hereof until the earlier to occur of (i) the closing of a Public Offering, or (ii) a Change of Control of the Company (as the case may be, such period being referred to as the “Restricted Period”), no shares of Stock or any interest therein now or hereafter owned by any Stockholder may be Transferred, except for any of the following Transfers:

(a)	a Transfer to a transferee permitted under Section 1.2 hereof (a “Permitted Transferee”);

(b)	a Transfer to a Person pursuant to, or otherwise permitted under, Section 1.3 hereof; and/or

(c)	an involuntary Transfer to a Person permitted under Section 1.4 hereof.

7.2. Permitted Transferees to Affiliates, Trusts, etc.

(a)	Natural Persons. Any Stockholder that is a “natural person” may Transfer any shares of Stock to (i) a trust, the beneficiaries of which are such Stockholder, such Stockholder’s spouse, parents, lineal descendants, or any other Person approved by the Company’s Board of Directors (the “Board”), (ii) a corporation, the majority voting power of which is owned by such Stockholder, such Stockholder’s spouse, parents, lineal descendants, or any other Person approved by the Board, (iii) a limited partnership, the general partner of which is (A) such Stockholder, such Stockholder’s spouse, parents, lineal descendants, or any other Person approved by the Board, or (B) a corporation, limited partnership or limited liability company, the majority of the voting power of which is owned by such Stockholder, such Stockholder’s spouse, parents, lineal descendants, or any other Person approved by the Board, (iii) a limited liability company, the majority of the voting power of which is owned by such Stockholder, such Stockholder’s spouse, parents, lineal descendants, or any other Person approved by the Board, (iv) in case of such Stockholder’s death, by will or by the laws of intestate succession to executors, administrators, testamentary trustees, legatees or beneficiaries, or (v) any other Person approved by the Board.

(b)	Entities. Any Stockholder that is not a natural person, may Transfer shares of Stock to (A) any of its Subsidiaries, partners, members, or stockholders, or any of the same that is directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with such Stockholder, or (B) any other Person approved by the Board.

(c)	Subsequent Transfers. In addition to the foregoing, any Permitted Transferee of any Stockholder may Transfer shares of Stock back to such transferring Stockholder or to another Permitted Transferee of such transferring Stockholder, provided, however, that prior to any Permitted Transferee ceasing to be a Permitted Transferee of a transferring Stockholder, such Permitted Transferee shall be obligated to Transfer such Stock back to such transferring Stockholder or a Permitted Transferee of such transferring Stockholder.

7.3. Rights of First Refusal. Except for a Transfer of Stock to a Permitted Transferee pursuant to Section 1.2 above, no Stockholder may Transfer any shares of Stock during the Restricted Period, unless such Stockholder shall first have complied with the provisions of this Section 1.3.

(a)	Offer. If any Stockholder (the “Selling Stockholder”) receives a bona fide offer or offers (the “Offer”) from a Person (the “Third-Party Offeror”), other than a Permitted Transferee, to purchase or acquire shares of Stock held by such Selling Stockholder, then prior to the Transfer of such shares of Stock to such Third-Party Offeror(s), such Selling Stockholder shall deliver to the Company, who shall then immediately provide to each of the other Stockholders, notice (the “First-Offer Notice”) setting forth with respect to such Selling Stockholder and Third-Party Offeror, the following information:

(i)	the name of each Third-Party Offeror, including with respect to a partnership, limited liability company, corporation or other entity, the names of all equity owners holding more than ten percent (10%) of any voting class of its equity (unless such entity is publicly traded);

(ii)	the prospective purchase price per share of Stock;

(iii)	all other material terms and conditions contained in such Offer; and

(iv)	such Selling Stockholder’s irrevocable offer to sell to the Company and other Stockholders all of the shares of Stock covered by the Offer (the “Offered Stock”), for a purchase price per share of Stock, and on the same material economic terms and conditions set forth in the Offer (the “Purchase Terms”), subject to Section 1.3(e) hereof.

(b)	First-Right Exercise.

(i)	For fifteen (15) days following the receipt of the First-Offer Notice, the Company shall have the irrevocable right to purchase all (but not less than all) of the Offered Stock under the Purchase Terms by written notice to the Selling Stockholder and each other Stockholder within such fifteen (15) day period (with respect to the Company, a “First-Right Exercise”).

(ii)	If the Company does not exercise its right to purchase all of the Offered Stock, then for twenty (20) days following the lapse of the 15-day period referred to in Section 1.3(b)(i), each of the other Stockholders shall have the irrevocable right to purchase all (but not less than all) of the Offered Stock under the Purchase Terms by written notice to the Company and the Selling Stockholder within such twenty (20) day period (with respect to such Stockholder, a “First-Right Exercise”). If more than one Stockholder timely provides notice of a First-Right Exercise (each, an “Electing Stockholder”), then each Electing Stockholder shall purchase such number of Offered Stock as is equal to the proportion of the number of shares of Stock (assuming all Class A Common Stock is converted into Class B Common Stock) is owned by all such Electing Stockholders.

(c)	Closing. Upon each First-Right Exercise, such closing of such Offered Stock shall take place virtually on a date mutually acceptable to the Company or such Electing Stockholder (as the case may be) and Selling Stockholder; provided, however, if such parties are not able to mutually agree on a date that is not later than thirty (30) days following such First-Right Exercise, then the Board shall select a business day and provide ten (10) days notice of same to each such party.

(d)	Sale to Third-Party Offeror. If neither the Company nor the Stockholders timely make a First-Right Exercise, the Selling Stockholder may, subject to any applicable co-sale rights provided in Section 2.1 hereof, sell all (but not less than all) of the Offered Stock solely to the Third-Party Offeror, under the Purchase Terms; provided, however, prior to consummating such sale, the Selling Stockholder shall (i) provide to the Board with reasonable supporting documentation with respect to the actual terms and conditions of such sale so s to demonstrate such Selling Stockholder’s compliance with the provisions of this Section 1.3(d) hereof, and (ii) comply with Section 2.1. Without limiting the foregoing, such sale has not been consummated within sixty (60) after the date of the First-Offer Notice, the Offered Stock covered by such Offer may not thereafter be Transferred by such Selling Stockholder, except pursuant to this Section 1.

(e)	Non-Cash Consideration. In the event that any of consideration set forth in the First-Offer Notice includes non-cash consideration, the First-Offer Notice shall provide a reasonable and good-faith valuation of the fair market value thereof, which valuation shall be conclusive and binding on the Company and other Stockholders in the absence of a timely challenge made in accordance with this Section 1.3(e). The Company and/or other Stockholders may, within ten (10) days after delivery of the First-Offer Notice to them, by written notice to the Selling Stockholder, challenge such valuation, with such notice setting forth such challenging party’s valuation of such non-cash consideration. Upon such challenge, the value of the non-cash consideration shall be determined by averaging the value set by the First-Offer Notice and by the Board acting reasonably and in good faith (with each Board member recusing himself/herself that has an interest in such transaction), provided that the difference between the two values is within ten percent (10%) of the higher of such values. If such difference is not equal to or less than such ten percent (10%) amount, then the Selling Stockholder and the other party submitting valuations as provided above shall agree upon one independent appraiser, who shall determine the fair market value of the non-cash consideration for these purposes. In the event that such parties are unable to agree upon such an appraiser within ten (10) days, the Board shall cause the Company’s independent accountants to designate an independent appraiser, and such Person shall promptly determine the fair market value of the non-cash consideration for these purposes. In the event the appraisal process is utilized, the party whose valuation of the Offered Stock less closely approximates the value determined by the appraiser, measured by dollar amounts and not by percentages, shall pay all costs of the independent appraiser.

7.4. Involuntary Transfers. Any transfer of title or beneficial ownership of shares of Stock to any Person that is not the Company upon default, foreclosure, forfeit, court order, or otherwise than by a voluntary decision on the part of any Stockholder, other than any transfer upon death (an “Involuntary Transfer”), shall be void unless such Stockholder (or such Stockholder’s trustee or other designee) and transferee (the “Involuntary Transferee”) complies with this Section 1.4 and enables the Company and the other Stockholders to exercise in full their rights hereunder. Upon any Involuntary Transfer, the Company shall have the first right, and then other Stockholders shall have the second right to purchase such shares pursuant to this Section 1.4 and the Involuntary Transferee shall have the obligation to sell such shares in accordance with this Section 1.4. Upon the Involuntary Transfer of any shares of Stock, such transferring Stockholder (or such trustee or other designee) shall promptly (but in no event later than five days after such Involuntary Transfer) furnish written notice to the Company, who shall then provide such notice to the other Stockholders indicating that the Involuntary Transfer has occurred, specifying the name of the Involuntary Transferee, giving a detailed description of the circumstances giving rise to, and stating the legal basis for, the Involuntary Transfer. Upon the receipt of such notice, and for sixty (60) days thereafter, the Company shall have the first right, exercisable for thirty (30) days and other Stockholders shall have the second right, exercisable for the next thirty (30) days, to purchase, and the Involuntary Transferee shall have the obligation to sell, all of the shares of Stock acquired by the Involuntary Transferee for a purchase price equal to the Fair Market Value of such shares of Stock. If more than one Stockholder desires to so purchase, then each such Stockholder shall purchase such number of shares as is equal to the same proportion of Stock owned by each such Stockholder to the total number of shares of Stock owned by all such Stockholders desiring to purchase such Stock. The closing of the purchase and sale hereunder shall take place virtually on a date designated by the Board on at least ten (10) days notice to each applicable party.

7.5. Certain Closing Provisions. Shares of Stock transferred pursuant to Sections 1.3 and 1.4 hereof, shall be Transferred free and clear of all liens and encumbrances attributable to the seller unless otherwise agreed to by the purchaser(s).

8.	Tag-Along and Drag-Along Rights.

8.1. Tag Along Rights. Subject to the prior right of first refusal set forth in Section 1.3 hereof, the sale of any Class B Common Stock by a Stockholder (or subsequent Permitted Transferee thereof) made pursuant to Section 1.3 shall be subject to the tag-along right set forth in this Section 2.1. No Stockholder (for purposes of this Section 2.1, the “Selling Stockholder”) may Transfer any shares of Class B Common Stock, except to a Permitted Transferee, unless each other Stockholder is offered the right, exercisable for ten (10) days, on a pro rata basis (relative to the number of shares of Stock owned by such Stockholder to all of the Company’s outstanding shares of Stock, determined as if Class A Common Stock is converted into Class B Common Stock) to participate in such Transfer by selling to such Third-Party Offeror a pro rata portion of Stock of such same class and series, under the Purchase Terms.

8.2. Drag Along Rights.

(a)	Change of Control. If the Board and the holders of more than eighty-five percent (85%) of the outstanding Common Stock (voting on an as-converted basis) (the “Electing Stockholders”) consent to and approve a Change of Control (except through a Public Offering) then, if requested by such Electing Stockholders by ten (10) days notice thereof, each other Stockholder shall join the Electing Stockholders in such Change of Control by complying with this Section 2.2; provided, however, that, the material terms and conditions of such Change of Control, including, without limitation, the purchase price per share of each share of Common Stock (on an as-converted basis), shall be the same for all holders of Stock.

(b)	Obligation. Each Stockholder who is required to join the Electing Stockholders in a sale pursuant to Section 2.2(a) shall, at the request of the Electing Stockholders, (i) Transfer, upon receipt of the purchase price therefor, such Stockholder’s pro rata portion of the shares of Stock to any such acquirer free and clear of all security interests, liens, claims or encumbrances, (ii) execute and deliver any agreement being executed and delivered by the Electing Stockholders (on no less favorable agreement than the one being signed by the Electing Stockholders) containing such representations and warranties (or, at the option of such Stockholder, indemnities in respect of representations and warranties and representations and warranties relating exclusively to such Stockholder’s ownership and title to its shares of such transaction, provided, however, that no Stockholder shall be required to provide indemnification by such Stockholder, in the aggregate, in an amount that is in excess of the lesser of (A) its pro rata portion of the related liability or (B) the purchase price to be received by such Stockholder in such sale, except in the case of such Stockholder’s fraudulent acts, or to make any representations or warranties which such Stockholder reasonably believes to be false; (iii) vote in favor of any such transaction of which the Electing Stockholders have voted in favor; and (iv) execute and deliver such instruments of conveyance and assignment and take such other actions as reasonably requested by the Electing Stockholders in order to consummate such transaction.

9.	Board of Directors.

9.1. Michael P. Ring. Subject to the terms of this Section 3 and the terms of the Certificate of Incorporation of the Company, as may be amended, from and after the date hereof (the “Charter”), each Stockholder shall take all action within such Stockholder’s respective power, including, but not limited to, the voting of all shares of Stock owned by such Stockholder, required to at all times throughout the Restricted Period, or the earlier date on which Mr. Michael P. Ring (or a trust for the benefit of his family) ceases to hold shares of Stock equal to at least six percent (6%) of the outstanding equity securities of the Company, dies, or becomes disabled (defined to mean the inability due to physical or mental illness to conduct his professional and business obligations for a period of more than 90 consecutive days because of physical or mental illness), (A) to nominate and elect Mr. Michael P. Ring as a director on the Board for so long as he desires to serve, and (B) to nominate and elect each other director on the Board as may be designated from time to time by Mr. Michael P. Ring.

9.2. Proxy. In order to effectuate this Section 3, each Stockholder hereby grants to the Secretary of the Company an irrevocable proxy pursuant to Section 212(e) of the General Corporation Law of the State of Delaware, coupled with an interest, such proxy to be used solely in the event of a breach of or non-compliance with Section 3.1 above, solely for the purpose of voting all of the shares of Stock owned by such Stockholder in favor of Mr. Michael P. Ring and all directors designed by Mr. Michael P. Ring (if applicable), and/or the removal of any director if requested by Mr. Michael P. Ring. Notwithstanding anything set forth in Section 212 of the General Corporation Law of the State of Delaware, the duration of this proxy shall be as set forth in Section 3.1 hereof.

10.	Stock Certificate Legends.

10.1. Mandatory Legends. A copy of this Agreement shall be filed with the Secretary of the Company and kept with the electronic books and records of the Company. Each electronic certificate representing shares of Stock owned by the Stockholders shall bear the following legends:

THE STOCK REPRESENTED BY THIS electronic CERTIFICATE IS SUBJECT TO RESTRICTIONS ON TRANSFER AND OTHER CONDITIONS AND RESTRICTIONS, AS SPECIFIED IN THE STOCK RESTRICTION AGREEMENT OF THE COMPANY, DATED AS OF the 9th day of November, 2021, AS THE SAME MAY BE AMENDED FROM TIME TO TIME, COPIES OF WHICH WILL BE FURNISHED WITHOUT CHARGE TO ANY STOCKHOLDER OF THE COMPANY UPON WRITTEN REQUEST.

10.2. Additional Legends. In addition, electronic certificates representing shares of Stock owned by residents of certain States shall bear any legends required by the laws of such States. All Stockholders shall be bound by the requirements of such legends to the extent that such legends are applicable. Upon a registration of any shares of Common Stock, the certificate representing such shares shall be replaced, at the expense of the Company, with certificates not bearing the legends required by Section 4.1. Upon the closing of a Public Offering, certificates representing shares of Stock shall be replaced, at the expense of the Company, with certificates not bearing the legends required by Section 4.1, to the extent that such legends are not then required by applicable law.

11.	Miscellaneous.

11.1. Information Rights. During the Restricted Period, each Stockholder of Class A Common Stock shall have the right to (a) receive quarterly financial statements of the Company; (b) receive an annual audit of the Company and its Subsidiaries (the consolidated group), within 180 days following the end of the fiscal year; (c) upon reasonable notice and on a good faith basis, visit and inspect the Company’s properties; (d) upon reasonable notice and on a good faith basis, have access to a data room to examine the Company’s books and records; and (e) upon reasonable notice and on a good faith basis, discuss with the Company’s senior officers the business and affairs of the Company

11.2. No Other Arrangements or Agreements. Each Stockholder hereby represents and warrants to the Company and the other Stockholders that such Stockholder has not entered into or agreed to be bound by any other arrangements or agreements of any kind with any other Person (other than the Company) with respect to shares of Stock, or any interest therein, including, but not limited to, arrangements or agreements with respect to the acquisition, disposition or voting of shares of Stock (whether or not such agreements and arrangements are with the Company, other Stockholders or other Persons), except for any agreements between certain Stockholders of the Company who are employees of the Company and the Company permitting the Company to acquire some or all of their shares of Stock upon the termination of their employment with the Company. Each Stockholder agrees with the Company that such Stockholder will not be a party to or enter into any such other arrangements or agreements as described above with any other Person as long as any of the terms of this Agreement remain in effect, except for any agreement between a Stockholder and the Company whereby such Stockholder agrees to Transfer Stock to the Company upon the termination of his employment with the Company or any Subsidiary of the Company or the termination of any consulting or similar relationship with the Company or any Subsidiary of the Company.

11.3. Amendment and Modification. This Agreement may be amended, modified or supplemented only by written agreement of the Board and those Stockholders holding more than eighty-five percent (85%) of the outstanding Common Stock (voting on an as-converted basis).

11.4. Assignment.

(a)	Assignment Generally. Without limitation to any restriction on Transfer set forth herein, the provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and permitted assigns.

(b)	Agreement to be Bound. Notwithstanding anything to the contrary contained in this Agreement, any Transfer by any Stockholder to any Person shall only be permitted under the terms of this Agreement, including (without limitation) by Involuntary Transfer, only if such transferee shall execute and deliver to the Company an Agreement to be Bound to this Agreement, to the extent such holder is not then bound to this Agreement. Upon the execution of such instrument by such transferee, such transferee shall be deemed to be a Stockholder for all purposes of this Agreement, subject to the same obligations as the transferring Stockholder.

11.5. Additional Stockholders. The Company covenants and agrees that during the Restricted Period, no Person shall hold Stock in the Company unless, as a condition precedent to the acquisition of such Stock, such Person first becomes a party to this Agreement by executing an Agreement to be Bound. Upon such execution and delivery, such Person shall be deemed to be a Stockholder for all purposes of this Agreement.

11.6. Termination.

(a)	Termination Generally. Any party to, or Person who is subject to, this Agreement who ceases to own any shares of Stock or any interest therein in accordance with the terms of this Agreement shall cease to be a party to, or Person who is subject to, this Agreement and thereafter shall have no rights or obligations hereunder, provided that any Transfer of shares of Stock by any Stockholder in breach of this Agreement shall not relieve such Stockholder of liability for any such breach.

(b)	Termination of Rights and Obligations. All rights and obligations pursuant to this Agreement shall terminate upon the earlier of (i) the closing of a Public Offering, (ii) consummation of a Change of Control, or (ii) the written consent of the Board and those Stockholders holding more than eighty-five percent (85%) of the Common Stock (voting on an as-converted basis).

11.7. Recapitalization, Exchanges, etc. Affecting the Stock. The provisions of this Agreement shall apply to any and all shares of capital stock of the Company or any successor or assignee of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for, or in substitution for the shares of Stock, by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation, or otherwise in such a manner as to reflect the intent and meaning of the provisions hereof.

11.8. No Third Party Beneficiaries. Except as otherwise provided herein, this Agreement is not intended to confer upon any Person, except for the parties hereto, any rights or remedies hereunder.

11.9. Further Assurances. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto or Person subject hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

11.10. Governing Law. This Agreement and the rights and obligations of the parties hereunder shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without giving effect to the choice of law principles thereof.

11.11. Invalidity of Provision. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

11.12. Notices. Notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally, (b) mailed, certified or registered mail with postage prepaid, (c) sent by next-day or overnight mail or delivery, (d) sent by facsimile, or (e) transmitted by e-mail, as follows:

if to the Company, at:

Old Glory Holding Company

3350 Riverwood Parkway

Suite 1900

Atlanta, Georgia 30339

Attn: Board of Directors

Phone: (678) 608-2790

Fax: (678) 608-2791

E-mail: RingM@OldGloryBank.com

If to any Stockholder, to the address, facsimile number, or e-mail as listed on the signature page hereto or agreement to be bound, which Company shall make available to each Selling Stockholder, for purposes of the First-Offer Notice;

or to such other person or address/fax/e-mail as any party shall specify by notice in writing to the Company. All such notices, requests, demands, waivers and other communications shall be deemed to have been received (v) if by personal delivery on the day after such delivery, (w) if by certified or registered mail, on the seventh day after the mailing thereof, (x) if by next-day or overnight mail or delivery, on the day delivered, (y) if by facsimile on the next day following the day on which such telecopy was sent, or (z) if by e-mail on the next day following the day on which such e-mail was sent.

11.13. Defined Terms. As used in this Agreement, the following terms shall have the meanings ascribed to them below:

(a)	Affiliate shall mean, with respect to any Person, (i) any other Person directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with such Person, (ii) any Person directly or indirectly owning or controlling 30% or more of the outstanding voting securities of such Person, (iii) any officer or director of the Company and (iv) any other Person who meets the definition of “affiliate” in Rule 405 promulgated pursuant to the Securities Act.

(b)	Change of Control shall mean (i) the sale, transfer or other conveyance of all or substantially all of the assets of the Company, (ii) the merger or consolidation of the Company with or into any other Person whereafter the stockholders of the Company immediately prior to such merger or consolidation fail to own fifty percent (50%) or more of the voting power of the surviving Person, or (iii) the sale (whether through one sale or multiple sales to a single Person or group of related Persons during any period of time after the date hereof) by the stockholders of the Company of an aggregate of fifty percent (50%) or more of the capital stock (by voting power) of the Company owned by such stockholders in the aggregate, immediately prior to such sale or sales.

(c)	Fair Market Value shall mean with respect to any share of Stock (including, without limitation Class A Common Stock and Class B Common Stock), the per share price at which the Company last sold a share of such class or series of Stock in an equity raising transaction; provided, however, that if the Company has not sold any shares of such class or series of Stock within the six (6) month period immediately preceding the date on which the Fair Market Value of such Stock is to be made, then the Fair Market Value of such share of Stock shall be determined in good faith by the Board.

(d)	Person shall mean an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

(e)	Public Offering shall mean the initial offer of any of the Company’s Common Stock pursuant to a registration statement filed and made effective pursuant to the Securities Act (other than a registration statement on Form S-4 or S-8 or filed in connection with an exchange offer or an offering of securities solely to the Company’s existing Stockholders).

(f)	Subsidiary shall mean, at any time, with respect to any Person (the “Subject Person”), (i) any Person of which either (A) more than 50% of the shares of stock or other interests entitled to vote in the election of directors or comparable Persons performing similar functions (excluding shares or other interests entitled to vote only upon the failure to pay dividends thereon or other contingencies) or (B) more than a 50% interest in the profits or capital of such Person are at the time owned or controlled directly or indirectly by the Subject Person or through one or more Subsidiaries of the Subject Person or by the Subject Person and one or more Subsidiaries of the Subject Person, or (ii) any Person whose assets, or portions thereof, are consolidated with the net earnings of the Subject Person and are recorded on the books of the Subject Person for financial reporting purposes in accordance with generally accepted accounting practices.

(g)	Transfer means any direct or indirect sale, assignment, mortgage, transfer, pledge, hypothecation or other disposition or transfer.

11.14. Headings. The headings and captions contained herein are for convenience and shall not control or affect the meaning or construction of any provision hereof. References to “herein,” “hereto” or the like refer, unless provided otherwise or the context otherwise requires, to this Agreement as a whole.

11.15. Entire Agreement. This Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements and understandings among the parties with respect to such subject matter. There are no restrictions, promises, representations, warranties, covenants or undertakings relating to the shares of Stock, other than those expressly set forth or referred to herein or in the foregoing agreements and the Company’s Charter and Bylaws, then in effect.

11.16. Enforcement of this Agreement. Each Stockholder hereby expressly agrees and declares that it would be impossible to measure in money the damages which would accrue to any other Stockholder or Company hereto by reason of the failure of any party to perform any of the obligations under this Agreement. Therefore, each Stockholder expressly agrees that in the event the Stockholder fails to tender such Stockholder’s Stock to the purchasing Company or Stockholders as required by this Agreement, such purchaser(s) may demand compliance by the seller with the terms of this Agreement by sending written notice thereof to such Stockholder or the Stockholder’s legal representative. If the Stockholder or legal representative fails to comply with the terms of this Agreement within ten (10) days after receipt of such written notice, then any such purchase of Stock may be consummated by (a) in the case of Company, transferring, on the books of Company, the selling Stockholder’s Stock to Company and tendering to the selling Stockholder or the legal representative, all sums and other documents due hereunder; or (b) in the case of the other Stockholders, transferring, on the books of the Company, the selling Stockholder’s Stock to the purchasing Stockholder(s) upon the purchaser(s) tendering to the selling Stockholder or the legal representative, all sums and other documents due hereunder. Each Stockholder irrevocably authorizes Company, as his, her or its agent and attorney-in-fact, to take all steps necessary to effect such purchase and sale. Any other violation or threatened violation of this Agreement by Company, any Stockholder or a legal representative of a Stockholder, shall be sufficient basis for injunctive relief on behalf of any other Stockholder or the Company. Each Stockholder hereby agrees that if such proceeding be instituted by any other Stockholder or the Company against him, the Stockholder against whom such proceeding is instituted hereby waives, in advance, any claim or defense that the party bringing such action has an adequate remedy at law, all parties hereby agreeing that in the event of breach or threatened breach of this Agreement by any Stockholder, neither the other Stockholders nor the Company will have an adequate remedy at law. Such equitable remedies shall be cumulative and not exclusive and shall be in addition to any other remedy which the Company or any Stockholder may have. Each Stockholder hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts in Delaware for the purposes of any suit, action or other proceeding arising out of or based upon this Agreement or the subject matter hereof. Each Stockholder hereby consents to service of process by mail made in accordance with Section 5.12.

11.17. Aggregation. For the purpose of determining and exercising any and all rights under this Agreement, all Stock held by Affiliates of any Persons shall be aggregated; provided, that such Persons give written notice to the Company of such relationship. Any Person shall be permitted to exercise any rights on behalf of an Affiliate hereunder if such Affiliated Persons give prior written notice to the Company, in such form as shall be reasonably acceptable to the Company, that one such Affiliated Person shall have such rights.

11.18. Legal Fees. In any controversy, claim or dispute between the parties hereto arising out of or relating to this Agreement, or the breach thereof, the prevailing party shall be entitled to recover from the losing party, in addition to any other relief, reasonable expenses, attorneys’ fees and costs actually incurred.

11.19. Counterparts. This Agreement may be executed in multiple counterparts, all of which shall be an original but all of which shall constitute one and the same agreement.

[SIGNATURES ON FOLLOWING PAGES]

IN WITNESS WHEREOF, this STOCK RESTRICTION AGREEMENT has been signed by each of the parties hereto as of the date first above written.

Company:
Old Glory Holding Company

By:	/s/ Michael P. Ring
Michael P. Ring
On behalf of the Board of Directors